Exhibit 2.4

Description of rights of each class of securities

registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

As of December 31, 2020, China Telecom Corporation Limited (“Company”) had two classes of securities registered under Section 12 of the Exchange Act: H shares and American depositary shares (“ADSs”). Our H shares, listed on The Stock Exchange of Hong Kong Limited (“HKSE”), are registered under Section 12(b) of the Exchange Act in connection with the listing of our ADSs (but not for trading). Our ADSs, each representing 100 H shares of the Company, are listed and traded on the New York Stock Exchange. This exhibit contains a description of the rights of (i) H shares holders and (ii) ADSs holders. H shares underlying the ADSs are held by The Bank of New York Mellon, as depositary (“Depositary”), and holders of ADSs will not be treated as holders of the H shares.

H Shares

This summary of the general terms and provisions of H shares does not purport to be complete and is subject to and qualified in its entirety by reference to (i) our Articles of Association, which is incorporated herein by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2020 (“2020 Form 20-F”); and (ii) the applicable PRC laws and regulations, insofar as they relate to the material terms of our H shares.

Preemptive Rights (Item 9.A.3 of Form 20-F)

Not applicable.

Type and Class of Securities (Item 9.A.5 of Form 20-F)

As of December 31, 2020, 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on HKSE.

Pursuant to our Articles of Association, we may refuse to recognize any instrument of transfer of H shares unless:

(1) a fee of HK$2.50 per instrument of transfer or such higher amount agreed from time to time by the HKSE for the registration of the instrument of transfer and other documents relating to or which affect the right of ownership of H shares has been paid to us;

(2) the instrument of transfer only relates to H shares;

(3) the stamp duty chargeable on the instrument of transfer has been duly paid;

(4) the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

(5) if it is intended that the H shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

(6) we do not have any lien on the relevant H shares.

In addition, our shareholders are required to comply with restrictions and procedural requirements set forth in the Rules Governing the Listing of Securities on HKSE (“Listing Rules”) and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (“SFO”) with respect to transfer of our H shares.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of H Shares (Item 10.B.3 of Form 20-F)

For dividend rights, voting rights and right to share in any surplus in the event of liquidation, see “Item 10. Additional Information—B. Memorandum and Articles of Association” of 2020 Form 20-F. Our directors do not stand for reelection at staggered intervals.

Our Articles of Association do not contain provisions concerning any rights to share in the company’s profits, redemption provisions, sinking fund provisions, provisions concerning liability to further capital calls or provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. However, see “Item 10. Additional Information—B. Memorandum and Articles of Association— Restrictions on Large or Controlling Shareholders” of 2020 Form 20-F for certain restrictions on our controlling shareholder. In addition, a shareholder obtaining or consolidating a controlling stake in the Company is potentially subject to, among other things, the mandatory general offer obligation under the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs (“Takeovers Code”).

Requirements to Change the Rights of Holders of H Shares (Item 10.B.4 of Form 20-F)

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Sources of Shareholders’ Rights” of 2020 Form 20-F.

Limitations on the Rights to Own H Shares (Item 10.B.6 of Form 20-F)

There are no restrictions under PRC law or our Articles of Association on the ability of investors that are not PRC residents to hold H shares and exercise voting rights.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

There is no provision in our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporation restructuring involving the Company or any of its subsidiaries. However, a change in control of the Company is potentially subject to, among others, the mandatory general offer obligation under the Takeovers Code.

Ownership Disclosure Threshold (Item 10.B.8 of Form 20-F)

There is no provision in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose their ownership in accordance with the Listing Rules and the SFO.

Differences between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Item 16G. Corporate Governance” of 2020 Form 20-F.

Changes in Capital (Item 10.B.10 of Form 20-F)

See “Item 10. Additional Information—B. Memorandum and Articles of Association” of 2020 Form 20-F.

Debt Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The following description of our ADSs is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the deposit agreement (“Deposit Agreement”) dated November 14, 2002 between the Company, the Depositary, and ADR holders and beneficial owners of American depositary receipts (“ADR”), including the form of ADR. For a full copy of the Deposit Agreement and the form of ADR, please see Exhibit 2.2 of 2020 Form 20-F.

In the following description, references to “you” are to the person registered with the Depositary.

General

Each ADS represents 100 H shares, deposited with the Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited (“Custodian”), as agent for the Depositary. The principal executive office of the Depositary is located at 240 Greenwich Street, New York, N.Y. 10286.

You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the Depositary will actually own the H shares underlying the ADSs, you must rely on it to exercise the rights of a shareholder. The obligations of the Depositary are set out in the Deposit Agreement among us, the Depositary and you, as an ADR holder. The Deposit Agreement and the ADRs are governed by New York law.

Voting

You may instruct the Depositary to vote the H shares underlying your ADRs if we ask the Depositary for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the H shares. If we ask for your instructions, the Depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

•	describe the matters to be voted on; and

•

explain how you, by a certain date, may instruct the Depositary to vote the H shares or other securities, property and cash received by the Depositary or the Custodian in respect thereof (collectively, “Deposited Securities”) underlying your ADRs as you direct. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to PRC law and the provisions of our Articles of Association, to vote or to have its agents vote the H shares or other Deposited Securities as you instruct. If the Depositary does not receive your valid instruction, they will deem that you have instructed them to give a discretionary proxy to a person designated by us to vote such Deposited Securities.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your H shares, or withdraw the H shares to vote on your own. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that any such action or inaction is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your H shares are not voted as you requested.

Dividends and Other Distributions

The Depositary has agreed to pay to you the cash dividends or other distributions it receives on H shares or other Deposited Securities, after deducting related fees and expenses. You will receive these distributions in proportion to the number of H shares your ADRs represent.

Cash

The Depositary will convert any cash dividend or other cash distribution we pay in Hong Kong dollars on the H shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Chinese government is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the Hong Kong dollars only to those ADR holders to whom it is possible to do so. It will hold the Hong Kong dollars it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Hong Kong dollars and will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under PRC law will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the Hong Kong dollars, you may lose some or all of the value of the distribution.

Shares

The Depositary may, or upon our request shall, distribute new ADRs representing any H shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Depositary will only distribute whole ADRs. It will sell H shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it would with cash. If the Depositary does not distribute additional ADRs, each ADR will also represent the new H shares. If we offer or cause to be offered to holders of H shares an option to elect to receive dividends in fully paid H shares instead of cash, the Depositary and our company will consult to determine whether that option will be made available to you and, if so, the related procedures.

Rights to Receive Additional Shares

If we offer holders of our securities any rights to subscribe for additional H shares or any other rights, the Depositary may, after consultation with us, make these rights available to you. We must first instruct the Depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the Depositary decides it is practical to sell the rights, the Depositary will, after consultation with us, sell the rights and distribute the proceeds in the same way as it would with cash. The Depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, upon your instruction it will exercise the rights and purchase the H shares on your behalf. The Depositary will then deposit the H shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights and the Deposit Agreement requires you to pay. U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued as a result of exercise of rights. For example, you may not be able to trade or transfer the ADSs represented by the ADRs issued as a result of exercise of rights freely in the United States.

Other Distributions

The Depositary will send to you anything else we distribute on Deposited Securities by any means it determines is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it would with cash. Or, it may decide to hold what we distributed, in which case the outstanding ADRs will also represent the newly distributed property.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register additional ADRs, shares, rights or other securities under the Securities Act of 1933, as amended. We also have no obligation to take any other action to permit the distribution of additional ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our H shares or any value for them if it is illegal or impractical for us to make them available to you.

Procedures for Transmitting Notices, Reports and Proxy Soliciting Material

The Company is subject to the periodic reporting requirements of the Exchange Act and, accordingly, files certain reports with the SEC. Such reports and communications will be available for inspection and copying at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

The Depositary will make available for inspection by ADR holders at its office copies of the Deposit Agreement and any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the owner of the Deposited Securities and (b) made generally available to the owners of such Deposited Securities by the Company. The Depositary will also, upon written request, send to ADR holders copies of such reports and communications when furnished by the Company pursuant to the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of our H shares

•  Reclassify, split up or consolidate any of the Deposited Securities

•  Distribute securities on the H shares that are not distributed to you

•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•  The cash, shares or other securities received by the Depositary will become Deposited Securities.

•  Each ADR will automatically represent its equal share of the new Deposited Securities.

•  The Depositary may, and will if we ask it to, ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new Deposited Securities.

Amendment, Extension or Termination of the Deposit Arrangements

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes, other governmental charges, registration fees or certain expenses of the Depositary, or prejudices an important right of ADR holders, it will only become effective 30 days after the Depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

The Depositary will terminate the Deposit Agreement if we ask it to do so by mailing notice of termination to us and the ADR holders at least 90 days prior to the date fixed in the notice of termination. The Depositary may also terminate the Deposit Agreement if the Depositary has told us that it would like to resign and we have not appointed a new Depositary bank within 90 days. In both cases, the Depositary must notify you at least 90 days before termination.

After termination, the Depositary and its agents will be required to do only the following under the Deposit Agreement:

(1) collect distributions on the Deposited Securities; and

(2) deliver H shares and other Deposited Securities upon cancellation of ADRs.

One year after termination, the Depositary will, if practical, sell any remaining Deposited Securities by public or private sale. After that, the Depositary will hold the money it received from the sale, as well as any other cash it is holding under the Deposit Agreement, for the benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash and with respect to indemnification. After termination our only obligations will be with respect to indemnification and to pay certain amounts to the Depositary.

Rights of ADR Holders to Inspect the Transfer Books of the Depositary and the List of ADR Holders

The Depositary shall keep books, at its office, for the registration of ADRs and transfers of ADRs which at all reasonable times shall be open for inspection by the ADR holders and the Company provided that such inspection shall not be for the purpose of communicating with ADR holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

Restrictions on the Right to Transfer or Withdraw the Underlying Securities

The Company may restrict, in such manner as it reasonably deems appropriate, after consultation with the Depositary, transfers of ADSs if such transfers may result in the total number of H shares represented by ADSs beneficially owned by an ADR holder or beneficial owner exceeding the limits under applicable law (including but not limited to the Listing Rules) or the Company’s Articles of Association.

The Depositary will issue ADRs if you or your broker deposit H shares or evidence of rights to receive H shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, if applicable, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

You may turn in your ADRs at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the Depositary will deliver:

•	the underlying H shares to an account designated by you; and

•	any other Deposited Securities underlying the ADR at the office of the Custodian. Or, at your request, risk and expense, the Depositary will deliver the Deposited Securities at its office.

You have the right to cancel your ADRs and withdraw the underlying H shares at any time except:

•	when temporary delays arise because the Depositary or the Custodian has closed its transfer books in connection with voting at a shareholders’ meeting or the payment of dividends;

•	when you or other ADR holders seeking to withdraw H shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of H shares or other Deposited Securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Limitations on the Depositary’s Liability

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary, which will not affect our liability under U.S. securities laws. It also limits our liability and the liability of the Depositary. We and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable if either of us exercises any discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

•

may rely upon any advice of or information from legal counsel, accountants, persons depositing shares, any registered holders or other persons believed by it in good faith to be competent to give such advice or information.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will issue or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of H shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any H shares or other Deposited Securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	compliance with laws or governmental regulations relating to ADRs or to the withdrawal of Deposited Securities; and

•	compliance with reasonable regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the transfer books of the Depositary are closed or at any time if the Depositary thinks it is advisable to do so.